MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

March 16, 2017

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 98 to Registration Statement on Form N-1A for Massachusetts Investors Growth Stock Fund (the "Fund") (File Nos. 002-14677 and 811-00859)

Ladies and Gentlemen:

On behalf of the above-mentioned Fund, this letter sets forth our responses to your comments of March 8, 2017, on the above-referenced Post-Effective Amendment ("PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on January 27, 2017. The PEA for the Fund was filed for the purpose of (i) adding a new appendix to the Prospectus in accordance with the guidance provided in "IM Guidance Update No. 2016-06 – Mutual Fund Fee Structures" issued by the Staff of the Division of Investment Management on December 15, 2016 (the "December Guidance Update"), in order to set forth scheduled variations of sales charge waivers specific to financial intermediaries, and (ii) in connection therewith, making certain other related changes to the PEA, including the relocation of certain information regarding waivers of sales charges from the body of the Prospectus and the Statement of Additional Information to the new appendix to the Prospectus.

General Comments

1.	Comment:	The "Principal Investment Strategies" section of the prospectus includes the following disclosure: "…MFS primarily invests in companies with large capitalizations." Please consider disclosing a large capitalization definition and a capitalization range of large capitalization companies in the "Principal Investment Strategies" section of the Fund's Prospectus.

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Securities and Exchange Commission
Mach 16, 2017

Response:
We are not aware of any SEC requirement to include the requested disclosure where a fund's name does not suggest a focus on investments in a certain capitalization range.  Pursuant to General Instruction (C)(1)(c) of Form N-1A, we draft our investment strategy disclosure to be as simple and direct as practicable and only include as much information as is necessary to enable a typical investor  to understand the particular characteristics of the Fund.  We try to avoid legal and technical details that do not aid in an investor distinguishing this Fund from other funds.  We do not believe the inclusion of a specific dollar range defining the term "large" in this context would enhance an investor's understanding of the Fund's strategy of focusing its investments on large capitalization companies; therefore, we respectfully decline to amend this disclosure. Please note that where a fund's name suggests a focus on investments in issuers in a certain capitalization range, a definition and capitalization range is included.

2.	Comment:	The "Principal Investment Strategies" section of the prospectus includes the following disclosure: "… MFS may invest a significant percentage of the fund's assets in issuers in a single or small number of industries or sectors." What is meant by the term "significant" and how does it relate to the Fund's concentration policy?

Response:
The term "significant" is a plain English term used to describe the level of the Fund's potential investments in a single or small number of industries or sectors resulting from the Fund's investment strategy to primarily invest in the stocks of large capitalization growth companies. "Significant" is generally understood to mean an amount that is likely to have an influence or effect on something. (See, for example, the Merriam-Webster Dictionary definition of "significant" as "having or likely to have influence or effect.") The term "significant" is used to inform investors that the Fund may invest an amount in a single or small number of industries or sectors such that its performance will be impacted by conditions in those industries and sectors. The use of the term "significant" is not meant to describe an investment strategy of the Fund to invest or concentrate in any particular industry or sector. For example, approximately 16% of the companies in the Russell 1000® Growth Index (the Fund's benchmark) are in the health care sector.  As a result, the Fund is likely to invest a significant amount in companies in the health care sector (approximately 18% as of 12/31/2016) and be impacted by conditions in the health care sector (e.g., healthcare reform). We do not associate a specific percentage with the term "significant" in this context. With respect to industries, the level of investment in a particular industry is limited to 25% by the Fund's fundamental concentration limit. The Fund's fundamental concentration limit does not apply to investments in sectors or multiple industries.

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Securities and Exchange Commission
Mach 16, 2017

3.	Comment:	The "Principal Investment Strategies" section of the Prospectus includes the following disclosure: "For purposes of the fund's 80% policy, net assets include the amount of any borrowings for investment purposes." Please consider moving this sentence closer to or combining this sentence with the Fund's 80% name test investment policy as stated in the beginning of the Fund's "Principal Investment Strategies" section.

Response:
Because the Fund does not borrow for investment purposes, we do not believe it would enhance an investor's understanding of the Fund's investment strategy to include or combine this sentence in the Fund's 80% name test paragraph; therefore, we respectfully decline to make this change.

4.	Comment:	On page A-2 of the Fund's "Appendix A – WAIVERS OF SALES CHARGES," please change the heading of the charts to include reference to sales charge reductions as well as sales charge waivers.

Response:	The heading in the Appendix will be modified as suggested.

5.	Comment:	Please adjust the "General Waivers" sub-header on page A-4 of the Fund's "Appendix A-Waivers of Sales Charges," so that it has the same prominence as the other sub-headers in the Appendix.

Response:	This sub-header will be adjusted as suggested.

6.	Comment:	In the Fund's "Appendix A – WAIVERS OF SALES CHARGES," please add formatting to the chart (such as gridlines, bullets, or spacing) so the chart is easier to read.

Response:	Please note that the Appendix in the printed version of the Prospectus includes gridlines in the table, making it easier for a reader to understand.

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Securities and Exchange Commission
Mach 16, 2017

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

Amanda S. Mooradian
Amanda S. Mooradian
Assistant Vice President and Counsel
MFS Investment Management

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